Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Mohawk Group Holdings, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: March 8, 2021

Jelena Puzovic

9830 Macarthur, LLC

Nijor Children’s Trust UA 1/2/2017

By:	/s/ Jelena Puzovic

Jelena Puzovic, for herself and as the Trustee of the Trust
(for itself and as Manager of Macarthur)